UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 29, 2012

Commission File Number: 001-10110

Banco Bilbao Vizcaya Argentaria, S.A. ———————————————————————————————————
(Translation of registrant’s name into English)

Kingdom of Spain ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Plaza San Nicolás 4 48005 - BILBAO (SPAIN)
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Explanatory Note

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) is furnishing this Form 6-K/A, which amends and restates in its entirety BBVA’s report on 6-K furnished to the
Securities and Exchange Commission on February 2, 2012 (the “Original Form
6-K”).  The Original Form 6-K inadvertently omitted its exhibit.  The sole purpose of this Form 6-K/A is to include such exhibit.

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), in compliance with the Securities
Exchange legislation, hereby files the following

RELEVANT EVENT

BBVA reports that the Board of Directors meeting, 1st February 2012, has resolved to call the Annual General Meeting of Shareholders to be held in
Bilbao, at Palacio Euskalduna, calle Abandoibarra number 4 on 15th March 2012, at 12:00 at first summons, and in the same place at the same time on 16th March
2012 at second summons. It will have the following agenda:

Madrid, 2nd February 2012

2012 ANNUAL GENERAL MEETING OF SHAREHOLDERS

AGENDA

ONE.- Examination and approval of the annual financial statements (balance sheet, income statement, statement of changes in net equity, cash flow statement and annual report) and the management reports for Banco Bilbao Vizcaya
Argentaria, S.A. and its consolidated Group. Allocation of profits. Approval of corporate management. All these refer to the year ending 31st December 2011.

TWO.- Adoption of resolutions on re-election, ratification and appointment of members of the Board of Directors:

2.1.  Re-election of Mr José Antonio Fernández Rivero

2.2. Re-election of Mr José Maldonado Ramos

2.3. Re-election of Mr Enrique Medina Fernández

2.4. Ratification and appointment of Mr Juan Pi Llorens

2.5.  Appointment of Ms Belén Garijo López

Pursuant to paragraph 2 of article 34 of the Company Bylaws, determination of the number of directors at whatever the number may be in compliance with the resolutions adopted under this agenda item, which will be reported to the
General Meeting for all due effects.

THREE.- Conferral of authority on the Board of Directors, pursuant to article
297.1.b) of the Corporate Enterprise Act, to increase share capital, over a five year period, up to a maximum amount corresponding to 50% of the Company's share capital on the date of the authorisation, on one or several occasions, to the amount that the Board decides, by issuing new ordinary or privileged shares, with or without voting rights, including redeemable shares, or shares of any other kind permitted by law, expressly envisaging the possibility of incomplete subscription pursuant to article 311 of the Corporate Enterprise Act; conferring authority to amend article 5 of the Company Bylaws. Likewise, conferral of authority, under the terms of article 506 of the Corporate Enterprise Act, to exclude pre-emptive subscription rights over said share issues. This authority will be limited to 20% of the Bank's share capital.

FOUR.- Approval of two capital increases chargeable to reserves in order to comply with the shareholder remuneration schedule:

4.1. Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings, expressly envisaging the possibility of incomplete subscription of the capital increase. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to carry out the measures necessary for its execution, to adapt the wording of article 5 of the
Company Bylaws to the new figure for share capital. Request the competent
Spanish and non-Spanish authorities to allow trading of the new shares on the
Madrid, Barcelona, Bilbao and Valencia stock exchanges, under the continuous market system (Sistema de Interconexción Bursátil), and trading on the non-Spanish stock exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A.
shares are already listed, in the form required by each one.

4.2. Increase the share capital by the amount to be determined according to the terms of the resolution, by issuance of new ordinary shares each with a nominal value of forty-nine euro cents (€0.49), without issue premium, of the same class and series as the shares currently outstanding, to be charged to voluntary reserves coming from undistributed earnings, expressly envisaging the possibility of incomplete subscription of the capital increase. Conferral of authority on the Board of Directors to set the conditions of the increase insofar as these are not established by this General Meeting, to carry out the measures necessary for its execution, to adapt the wording of article 5 of the
Company Bylaws to the new figure for share capital. Request the competent
Spanish and non-Spanish authorities to allow trading of the new shares on the
Madrid, Barcelona, Bilbao and Valencia stock exchanges, under the continuous market system (Sistema de Interconexción Bursátil), and trading on the non-Spanish stock exchanges on which the Banco Bilbao Vizcaya Argentaria, S.A.
shares are already listed, in the form required by each one.

FIVE.- Confer authority on the Board of Directors, for a maximum period of 5 years, to issue securities convertible into and/or exchangeable for shares of the Company up to a maximum value of €12,000,000,000 (TWELVE BILLION EUROS), and authority to exclude or not exclude pre-emptive subscription rights as established in article 511 of the Corporate Enterprise Act; establish the bases and modalities of the conversion and increase in share capital by the amount necessary, amending article 5 of the Company Bylaws where applicable.

SIX.- Adoption of resolutions on remuneration:

6.1. Approval of the modification of the settlement and payment system of the
Multi-Year Variable Share Remuneration Programme for 2010/2011, approved by the
General Meeting, 12th March 2010, in compliance with the requirements established to such effect under Royal Decree 771/2011, 3rd June.

6.2. Approval of the conditions of the variable scheme of remuneration with BBVA shares for 2012 for the Group's management, including executive directors and members of the senior management.

SEVEN.- Bylaw amendments:

7.1. Approval of the amendment to the following articles in the Company Bylaws in order to adapt them to the Corporate Enterprise Act, in the wording given under Act 25/2011, 1st August: article 20. Notice of meeting (to include a new paragraph on the request for a supplement to the notice of meeting and new resolution proposals, pursuant to article 519 of the Corporate Enterprise Act);
article 21. Form and content of the notice of meeting (to include the new measures for disseminating the announcement pursuant to article 516 of the
Corporate Enterprise Act); article 29. Shareholders' right to information (to include the possibility of requesting clarification on the information furnished to CNMV and the auditors' report); article 31. Adoption of resolutions (to adapt it to articles 521 and 526 of the Corporate Enterprise Act); article 40. Board meetings and notice of meetings (to include a new paragraph on the calling of the meeting by one third of the directors pursuant to article 246.2 of the
Corporate Enterprise Act); and article 41. Quorum and adoption of resolutions
(to adapt it to article 247 of the Corporate Enterprise Act).

7.2. Approve the amendment of article 53 of the Company Bylaws on the Allocation of profit or losses (to eliminate sections a), b) and c) and to adapt it to the provisions of article 273 of the Corporate Enterprise Act) and inclusion of a new article 33 bis Remuneration (regarding the directors' remuneration system);
and consequently, determination of the annual allocation.

EIGHT.- Approve the amendment of the following articles of the General Meeting
Regulations to adapt them to the Corporate Enterprise Act, in the wording given under Act 25/2011, 1st August, and to adjust them to the wording of the Company
Bylaws following the adoption of the previous resolution: article 5. Publication of the notice of meeting (to adapt it to articles 516, 517 and 518 of the
Corporate Enterprise Act, regarding the media for disseminating the announcement; the content of the notice of meeting and the information to be published on the Company website); article 6. Shareholders' right to information prior to the General Meeting (to adapt it to article 29 of the Company Bylaws);
article 8. Voting and proxies over remote communication media (to adapt it to article 31 of the Company Bylaws, including improvements in the wording);
article 9. Proxies for the General Meeting (to adapt it to article 522 of the
Corporate Enterprise Act); article 10. Public call for proxy (to adapt it to articles 523 and 526 of the Corporate Enterprise Act); article 18. Organisation of General Meetings (to adapt it to article 29 of the Company Bylaws and article
520 of the Corporate Enterprise Act); article 19. Voting the resolution proposals (to include rules on the order of voting on the new resolution proposals and on voting by financial intermediaries) and article 23. Publicising the resolutions (to include the publication of the outcome of the ballots); and
inclusion of a new article 5 bis on the Supplement to the notice of meeting and new resolution proposals (to include the regulation of these rights in adaptation to article 20 of the Company Bylaws and article 519 of the Corporate
Enterprise Act);

NINE.- Re-election of the firm to audit the accounts of Banco Bilbao Vizcaya
Argentaria, S.A. and its consolidated Group in 2012.

TEN.- Conferral of authority on the Board of Directors, which may in turn delegate said authority, to formalise, correct, interpret and implement the resolutions adopted by the General Meeting.

ELEVEN.- Consultative vote on the Report on the BBVA Board of Directors remuneration policy.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: 02/29/2012	By:	Mª Jesús ARRIBAS DE PAZ
	Name:	Mª Jesús ARRIBAS DE PAZ
	Title:	Authorized representative